UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

United Heritage Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
91058F403
(CUSIP Number)

Lothian Oil Inc.
200 N. Loraine, Suite 400
Midland, Texas 79701
(432) 686-2618
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
July 31, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	91058F403	Page	2	of	8

1	NAME OF REPORTING PERSON Lothian Oil Inc.

	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	26-0096271

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	CO

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 21, 2005, as amended by Amendment to Schedule 13D filed with the Commission on December 30, 2005 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented as follows:
     (a) As of the date of this Amendment, Lothian Oil Inc. (“Lothian”) no longer owns, directly or beneficially, any Common Stock of United Heritage Corporation (the “Common Stock”).
     (b) Not applicable.
     (c) The following describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a) of this Item 5:
     Pursuant to the Agreements (as defined in Item 6 herein), on July 31, 2007, Lothian transferred to Walter G. Mize (“Mize”) (i) 3,759,999 shares of the Common Stock and (ii) warrants for the purchase in the aggregate of 2,906,666 shares of the Common Stock.
     (d) Not applicable.
     (e) As of the date of this Amendment, Lothian ceases to be the beneficial owner of more than five percent of the Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented as follows:
     In connection with its Chapter 11 bankruptcy proceeding, on July 26, 2007, Lothian entered into a Settlement Agreement with Mize and an Agreement to Settle Intercompany Debt and Other Claims with United Heritage Corporation (collectively, the “Agreements”). The Agreements provide, among other things, that on the closing date Lothian shall transfer to Mize the Common Stock and warrants referenced in paragraph (c) of Item 5 herein for, among other consideration, $250,000 in cash by Mize, the release and forgiveness by Mize of $5,318,149.18 in indebtedness owed by Lothian to Mize, and the release and forgiveness by Lothian of approximately $1,800,000 in indebtedness owed to Lothian by United Heritage Corporation.

     SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 3, 2007

LOTHIAN OIL INC.
By:	/s/ C. Scott Wilson
	Name:	C. Scott Wilson
	Title:	Chief Financial Officer